SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2020

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is a press release, dated March 19, 2020, titled: "G. Willi-Food International Reports the Results of First Quarter 2020 Which Show the Highest Ever Quarterly Sales, Gross Profit and Operating Income".

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-199295).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd. By: /s/ Yitschak Barabi Name: Yitschak Barabi Title: Chief Financial Officer

Date: May 21, 2020

                           FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS THE RESULTS OF FIRST
QUARTER 2020 WHICH SHOW THE HIGHEST EVER QUARTERLY SALES,
GROSS PROFIT AND OPRATING INCOME.

YAVNE, Israel – May 21, 2020 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter Fiscal Year 2020

•	Sales increased by 32.0% year-over-year to NIS 129.1 million (US$ 36.2 million).
•	Gross profit increased by 37.5% year-over-year to NIS 41.5 million (US$ 11.6 million).
•	Operating profit increased by 50.9% year-over-year to NIS 19.0 million (US$ 5.3 million).
•	Net profit decreased by 92.5% year-over-year to NIS 1.2 million (US$ 0.3 million).
•	Cash and securities balance of NIS 242.6 million (US$ 68.1 million) as of March 31, 2020.
•	Earnings per share of NIS 0.09 (US$ 0.03).

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: "Since a strain of coronavirus surfaced in China at the end of 2019 and reached many other countries worldwide, including Israel, there has been a substantial increase in demand for the Company's products, especially in the retail market. The Company acted to maintain its operational ability and to ensure that sufficient levels of inventory were available in order to meet demand during the COVID-19 pandemic. As a result, the first quarter 2020 financial results show the Company’s highest ever sales, gross profit and operating profit. We intend to continue to maintain sufficient inventory levels and work to further strengthen the Company's supply chain, and product portpolio to meet its future demand."

According to retail data analytics provided by StoreNext Ltd1, the Company recorded a higher growth rate in the last quarter for "sale out" sales (in other words, sales to the final consumer) than any other Israeli food and beverage company, growing 45.5% compared to the average of such companies, which increased by 15.4%.

1 StoreNext Ltd. has a direct connection to the cash register systems of over 2,200 points of sales, providing information regarding 80% of real time sales data in Israel.

First Quarter Fiscal 2020 Summary

Sales for the first quarter of 2020 increased by 32.0% to NIS 129.1 million (US$ 36.2 million) from NIS 97.8 million (US$ 27.4 million) recorded in the first quarter of 2019. Sales increased primarily due to the COVID-19 pandemic, which led to an increase in demand for the Company's products, primarily in the retail chains.

Gross profit for the first quarter of 2020 increased by 37.5% to NIS 41.5 million (US$ 11.6 million) compared to NIS 30.2 million (US$ 8.5 million) recorded in the first quarter of 2019. The increase in gross profit was primarily due to the increase in sales, a gross margin increase resulting from the Company's strategy of selling a favorable mix of products which generate a higher gross margin and depreciation of the Euro and USD exchange rates against the NIS.

Selling expenses increased by 33.3% to NIS 16.6 million (US$ 4.7 million) compared to NIS 12.5 million (US$ million 3.5) in the first quarter of 2019. The increase in selling expenses was primarily due to an increase of payroll expenses in the sales department, an increase of freight to customers' expenses to support sales growth and an increase in advertising expenses of existing and new products.

General and administrative expenses increased by 14.8% to NIS 5.9 million (US$ 1.7 million) compared to NIS 5.1 million (US$ million 1.4) in the first quarter of 2019. The increase in general and administrative expenses was primarily due to increases in payroll expenses.

As a result, operating profit for the first quarter of 2020 increased by 50.9% to NIS 19.0 million (US$ 5.3 million) compared to NIS 12.6 million (US$ 3.5 million) in the first quarter of 2019.

Finance expenses, net totaled NIS 17.4 million (USD$ 4.9 million) compared to Finance income, net of NIS 7.2 million (US$ 2.1 million) in the first quarter of 2019. As a result of the COVID-19 pandemic, capital markets recorded sharp declines and, as a result, the Company suffered a decline in its portfolio of securities which totaled NIS 18.7 million since the beginning of the year. Capital markets have recovered somewhat since March 31, 2020 and as a result the Company’s loss has been reduced to approximately NIS 8.9  million (USD$ 2.5 million) since the beginning of the year.

Willi-Food’s income before taxes for the first quarter of 2020 was NIS 1.6 million (US$ 0.4 million) compared to income before taxes of NIS 19.8 million (US$ 5.6 million) in the first quarter of 2019.

Willi-Food's net profit in the first quarter of 2020 was NIS 1.2 million (US$ 0.3 million), or NIS 0.09 (US$ 0.03) per share, compared to NIS 15.8 million (US$ 4.4 million), or NIS 1.19 (US$ 0.33) per share, recorded in the first quarter of 2019.

Willi-Food ended the first quarter of 2020 with NIS 242.6 million (US$ 68.0 million) in cash and securities. Net cash from operating activities for the first quarter of 2020 was NIS 8.0 million (US$ 2.2 million). Willi-Food's shareholders' equity at the end of March 2020 was NIS 492.5 million (US$ 138.1 million).

NOTE A: NIS to US$ exchange rate used for convenience only
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2020, with U.S. $1.00 equal to NIS 3.565 The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month period ended March 31, 2020 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,250 customers and 2,500 selling points in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies Ltd. (Former: "Gold-Frost Ltd."), a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on March 27, 2019. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,		December 31	March 31,		December 31
	2 0 2 0	2 0 1 9	2 0 1 9	2 0 2 0	2 0 19	2 0 1 9
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	121,040	118,641	121,860	33,952	33,279	34,182
Financial assets carried at fair value through profit or loss	121,564	141,894	141,543	34,099	39,802	39,703
Trade receivables	160,396	113,747	133,039	44,992	31,907	37,318
Loans to others	17,650	18,123	17,650	4,951	5,084	4,951
Other receivables and prepaid expenses	6,695	5,840	9,360	1,878	1,638	2,626
Inventories	55,991	51,107	71,548	15,706	14,336	20,070
Total current assets	483,336	449,352	495,000	135,578	126,046	138,850

Non-current assets
Property, plant and equipment	81,765	79,822	81,402	22,935	22,390	22,834
Less -Accumulated depreciation	44,802	41,138	43,881	12,567	11,539	12,309
	36,963	38,684	37,521	10,368	10,851	10,525

Right of use asset	3,710	2,079	3,860	1,041	583	1,083
Financial assets carried at fair value through profit or loss	9,273	-	-	2,601	-	-
Goodwill	36	36	36	10	10	10
Deferred taxes	5,101	1,841	818	1,432	516	229
Total non-current assets	55,083	42,640	42,235	15,452	11,960	11,847

	538,419	491,992	537,235	151,030	138,006	150,697
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	1,708	972	1,675	479	273	470
Curremt tax liabilities	3,410	1,298	3,750	957	364	1,052
Trade payables	20,420	21,938	24,650	5,728	6,153	6,914
Employees Benefits	3,876	3,441	2,911	1,087	965	817
Other payables and accrued expenses	12,862	6,335	9,195	3,608	1,777	2,579
Total current liabilities	42,276	33,984	42,181	11,859	9,532	11,832

Non-current liabilities
Lease liabilities	2,035	1,112	2,212	571	312	620
retirement benefit obligation	1,568	877	1,486	440	246	417
Total non-current liabilities	3,603	1,989	3,698	1,011	558	1,037

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding - 13,217,017 shares at March 31, 2020; and December 31, 2019)	1,425	1,425	1,425	400	400	400
Additional paid in capital	128,354	128,354	128,354	36,004	36,004	36,004
Capital fund	247	247	247	69	69	69
Treasury shares	(628)	(625)	(628)	(176)	(175)	(176)
Retained earnings	364,171	327,241	362,987	102,152	91,793	101,820
Remeasurement of the net liability in respect of defined benefit	(1,029)	(623)	(1,029)	(289)	(175)	(289)
Equity attributable to owners of the Company	492,540	456,019	491,356	138,160	127,916	137,828
	538,419	491,992	537,235	151,030	138,006	150,697

 (*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 2 0	2 0 1 9	2 0 2 0	2 0 19
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	129,103	97,835	36,214	27,443
Cost of sales	87,581	67,638	24,567	18,973

Gross profit	41,522	30,197	11,647	8,470

Operating costs and expenses:

Selling expenses	16,617	12,466	4,661	3,497
General and administrative expenses	5,876	5,118	1,648	1,436

Total operating expenses	22,493	17,584	6,309	4,933

Operating income	19,029	12,613	5,338	3,537

Finance income	1,460	8,146	410	2,285
Finance cost	(18,896)	934	(5,300)	262

Total financial income (expenses), net	(17,436)	7,212	(4,891)	2,023

Income before taxes on income	1,593	19,825	447	5,560
Taxes on income	(412)	(4,060)	(116)	(1,139)

Profit for the period	1,181	15,765	331	4,421

Earnings per share:
Basic/diluted earnings per share	0.09	1.19	0.03	0.33

Shares used in computation of basic EPS	13,217,014	13,217,014	13,217,014	13,217,014

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 2 0	2 0 1 9	2 0 2 0	2 0 19
	NIS		US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from operations	1,181	15,765	331	4,421
Adjustments to reconcile net profit to net cash used in (used to) continuing operating activities (Appendix)	6,786	(15,229)	1,903	(4,272)

Net cash used in continuing operating activities	7,967	536	2,234	149

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(362)	(211)	(102)	(59)
Proceeds from purchase of marketable securities, net	(8,000)	2,994	(2,244)	840
Loans granted to others	-	(18,123)	-	(5,084)

Net cash used to continuing investing activities	(8,362)	(15,340)	(2,346)	(4,303)

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(425)	(217)	(118)	(61)
Aquisition of treasury shares	-	(625)	-	(175)

Net cash used to continuing financing activities	(425)	(842)	(118)	(236)

decrease in cash and cash equivalents	(820)	(15,646)	(230)	(4,390)

Cash and cash equivalents at the beginning of the financial year	121,860	134,287	34,182	37,669

Cash and cash equivalents of the end of the financial year	121,040	118,641	33,952	33,279

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS – OPERATING ACTIVITIES:

2.          Adjustments to reconcile net profit to net cash from operating activities:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 2 0	2 0 1 9	2 0 2 0	2 0 19
	NIS		US dollars (*)
	(in thousands)

Decrease (increase) in deferred income taxes	(4,283)	1,041	(1,202)	292
Unrealized loss (gain) on marketable securities	18,707	(6,984)	5,247	(1,959)
Depreciation and amortization	1,353	1,141	380	320

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(24,692)	(15,665)	(6,926)	(4,394)
Decrease (increase) in inventories	15,556	(1,818)	4,364	(510)
Increase in trade and other payables, and other current liabilities	145	7,056	40	1,979

	6,786	(15,229)	1,903	(4,272)

B.          Significant non-cash transactions:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 2 0	2 0 1 9	2 0 2 0	2 0 19
	NIS		US dollars (*)
(in thousands)

Supplemental cash flow information:
Income tax paid	6,480	-	1,818	-

             (*)          Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.